<u>Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 06.18.2024</u>

1. Documents Uploaded:
   a. Amendment Filing Summary of Changes (new)
   b. Form SBSE-A/A:
      Application Data – Question #18
         Changed to 16 from 15
      Schedule A – Removed Craig Abruzzo
                    Added Samer Oweida and Barry Lindenbaum
   c. Items 13a and 13b – supplemental Information (previous updated)
   d. Form 7-R - updated